Exhibit 99.1

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

26 Capital acquisition corp.,	:
:
:
Plaintiff,	:
:
v.	:
:
tiger resort asia ltd., tiger	:	C.A. No. 2023-________________
resort, leisure and	:
entertainment, inc., UE	:
Resorts International, Inc.,	:
and project tiger merger sub, inc.	:
:
Defendants.

VERIFIED COMPLAINT

Plaintiff 26 Capital Acquisition Corp. (“26 Capital” or “Plaintiff”), by and through its undersigned counsel, as and for its complaint against defendants Tiger Resort Asia Ltd. (“TRA”), Tiger Resort, Leisure and Entertainment, Inc. (“TRLEI”), UE Resorts International, Inc., formerly known as Okada Manila International, Inc. (“UERI”), and Project Tiger Merger Sub, Inc. (“Project Tiger”), (TRA, TRLEI, UERI, and Project Tiger are collectively referred to herein as the “UEC Parties”) alleges as follows:

NATURE OF THE ACTION

1. The parties entered into an Agreement and Plan of Merger and Share Acquisition on October 15, 2021.1 Over the subsequent 16 months, and in particular for the past six months, the UEC Parties have dragged their feet, making virtually no effort to move forward with the agreed Merger—in direct violation of the UEC Parties’ obligations under the Merger Agreement.

2. All the while, 26 Capital and its officers have repeatedly tried to cajole the UEC Parties into doing what they contractually agreed to do—use reasonable best efforts to effectuate the Merger. But after 16 months of little to no progress despite being essentially on the one yard line, it has now become apparent that, instead of taking action to complete the Merger, the UEC Parties—UREI and TRLEI in particular—are taking actions to sabotage the Merger rather than close it.

3. The only thing standing between the completion of the merger is minimal work by TRLEI's auditor and the filing of an amended Form F-4. Yet for months on end, the UEC Parties have refused to complete this work, offering an array of excuses and impediments.

4. For example, just this week, TRLEI sent an aggressive and threatening letter to its auditor—an auditor the UEC Parties delayed for months to hire. Why did TRLEI threaten its own auditors? 26 Capital believes TRLEI intended either to wheedle the auditor into resigning or to lay a pre-textual foundation to terminate the auditor so that the Merger cannot timely close.

[1]	Collectively, and as amended, the “Merger Agreement.” A true and correct copy of the Merger Agreement and its amendments is attached hereto as Exhibit A. Capitalized terms not defined herein have the meanings ascribed in the Merger Agreement.

5. After more than a year of illogical delay, 26 Capital feels it has no choice but to file suit. Without intervention by this Court, the UEC Parties will continue to delay and stall. Only relief from this Court—in the form of an expedited order for specific performance—can provide 26 Capital relief and move this agreed Merger to consummation.

6. The Court should declare the UEC Parties in breach of the Merger Agreement and require the UEC Parties to specifically perform and consummate the agreed Merger. As described below, there is little left for the UEC Parties to do to effectuate Closing, and an expedited proceeding culminating in an order of specific performance will enable the parties to close as contractually obligated. The Court should grant the relief requested in this Complaint, as well as the concurrently filed Motion to Expedite Proceedings.

7. The Merger Agreement presents a unique and invaluable investment opportunity for the shareholders of 26 Capital, who may become equity holders indirectly in a multi-billion dollar luxury casino-resort. Upon consummation of the Merger, UERI—the parent of the entity that owns Okada Manila Resort & Casino (“Okada Manila”), a multi-billion dollar casino-resort in the Philippines—will acquire 26 Capital and become a publicly traded company listed on Nasdaq. When the Transactions close, stockholders of 26 Capital will have the option of becoming stockholders of UERI and, therefore, owners of Okada Manila.

8. At the time the parties negotiated the Merger Agreement, Okada Manila was particularly well-positioned for a post-COVID-19 recovery given its location within a highly desirable regional market. Situated on over 100 acres of land and having 993 suites and villas, 500 table games and 3,000 electronic gaming machines, Okada Manila is the biggest casino-resort operating in the Philippine capital.

9. Unlike many other blank check companies, the value driven to 26 Capital from Okada Manila has dramatically increased since execution of the Merger Agreement. The Philippines has continued to develop as one of the strongest casino and resort markets in the world, with business generation worth materially more in light of continuing COVID-19 restrictions faced by regional competitors. Okada Manila has been a direct beneficiary of these developments, seeing a dramatic rise in quarterly and yearly gross gaming revenues on top of a sharp increase in international visitors following the COVID-19 pandemic. Since the parties executed the Merger Agreement, 26 Capital’s prognostications about Okada Manila’s recovery and popularity post COVID-19 restrictions have come to pass.

10. To preserve the unique value opportunity presented by Okada Manila and in recognition of its desire to expedite the Closing, 26 Capital insisted that the Merger Agreement include a provision requiring the UEC Parties to “use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective as promptly as practicable the Transactions . . . .” (Merger Agreement § 6.4.) In connection with these obligations to consummate the Transactions, 26 Capital and UERI agreed to “use reasonable best efforts to prepare or cause to be prepared” several required regulatory filings, including a Form F-4, (Merger Agreement § 6.13), and to provide each party with “reasonable access to all books and records” of 26 Capital, TRLEI, UERI, Project Tiger, and their subsidiaries. (Merger Agreement § 6.3.)

11. Each UEC Party also agreed that it shall conduct its respective business in the ordinary course, consistent with past practice but subject to COVID-19 Measures and use commercially reasonable efforts to preserve substantially intact the business organization in all material respects. (Merger Agreement § 6.1.) The UEC Parties further agreed that they would not—and would not permit any Group Company to—directly or indirectly dispose of material assets in excess of $10,000,000 other than in the ordinary course of business. (Id.)

12. The UEC Parties have breached these contractual obligations flagrantly and repeatedly. The UEC Parties have failed at every turn to use reasonable best efforts (and have used little, if any, effort) to consummate the Transactions. Further, the UEC Parties have also not preserved the business organization and have allowed the disposition of potentially significant (and unknowable) assets of the casino.

13. 26 Capital will explain these breaches in detail below, but put plainly:

a.   The UEC Parties have had more than 16 months to consummate the Merger, and yet have continuously delayed completing a deal that could, and should, have closed last year. During this extended delay, the UEC Parties failed to timely update required financial statements and thereafter to timely provide their auditors with access to the necessary information required to cause an amended Form F-4 to be filed. And the UEC Parties seem to now be manufacturing reasons to either force their auditors to quit or potentially terminate them, which would dramatically delay the deal. To date, the UEC Parties have still failed to cause an amended Form F-4 to be filed and have provided no indication they will do so in the near future. Not only have the UEC Parties failed to use their reasonable best efforts to effectuate the Merger, they have at times used virtually no efforts to effectuate the Merger or—worse—used efforts to sabotage it.

b. The UEC Parties also have failed to preserve TRLEI’s business in the ordinary course—and have allowed the disposition of significant assets while failing to do so. In particular, the UEC Parties allowed Kazuo Okada, a former CEO and chairman of TRLEI, to improperly overtake and retain exclusive control over the premises of the Okada Manila and displace the duly-elected board of TRLEI for more than three months. During that time, upon information and belief, Mr. Okada also disposed of more than $10,000,000 in assets.

c.   The UEC Parties failed, and refused, to undertake any—much less reasonable best—efforts to be in a position to close once they regained control of Okada Manila. On September 20, 2022, counsel for the UEC Parties admitted to 26 Capital they were aware for months that they would not be able to obtain necessary auditing work to cause an amended Form F-4 to become effective (and thus close prior to the October 1, 2022 Termination Date) and threatened (wrongfully) to terminate for their failure to timely consummate the Transactions.

d. In the months since regaining control of the casino, the UEC Parties have continued to offer an array of excuses but no progress toward Closing. For months, all that the UEC Parties have needed to do to consummate the Merger is complete an audit and file a post-effective amendment to the Form F-4. Yet they have failed at every turn to move these matters forward in any efficient manner. Among other failures, the UEC Parties delayed signing an engagement letter with the necessary auditors, refused to cooperate with their auditors after engaging them, delayed addressing key team members they claimed were stalling the Merger, and refused repeated entreaties from 26 Capital to help the parties move along in a timely fashion to Closing. And now it seems that TRLEI is manufacturing reasons to terminate the auditors (the very ones it delayed in hiring) so as to stall the process even further.

e.   The UEC Parties have offered a never-ending array of excuses and deferrals. Recently, the UEC Parties have claimed they are unable to work with their auditors to proceed to Closing because their parent company, UEC, needs to complete its year-end accounting to maintain its Japanese listing and because there exists legal uncertainty surrounding Mr. Okada in the Philippine Courts. Next, on January 31, 2023, the UEC Parties threatened to outright terminate their auditors’ engagement, threatening their auditors for sharing financial information with an authorized consultant retained by 26 Capital to produce financial statements the UEC Parties indicated they (invalidly) could not complete due to internal time constraints. Given their consistent messaging to delay Closing, the UEC Parties are now currently using such excuse to delay (or ultimately cease) any auditing work from being done.

14. 26 Capital remains committed to consummating the Transactions quickly and effectively—as agreed. 26 Capital seeks expedited relief and specific performance of the UEC Parties’ obligations and the consummation of the Merger Agreement so the parties can finalize the Merger as agreed—more than 16 months ago. Specifically, 26 Capital asks this Court for an order of specific performance requiring the UEC Parties to perform their remaining obligations under the Merger Agreement and close the Transactions. The UEC Parties need only direct its accounting firm to perform limited audit work, allow the accountants to perform such work, supplement and cause a supplemented Form F-4 to be filed with the United States Securities and Exchange Commission, and then effectuate the Closing. 26 Capital believes that these steps can be completed in a matter of several weeks.

PARTIES

15. Plaintiff 26 Capital is a Delaware corporation with a principal place of business in Miami, Florida. 26 Capital is a Nasdaq-listed SPAC formed for the purposes of effecting a merger.

16. Defendant TRA is a Hong Kong private limited company with a principal place of business in Hong Kong. TRA is a wholly-owned subsidiary of Universal Entertainment Corporation, a publicly listed Japanese corporation recognized for decades of experience in the gaming industry. TRA owns 99.9% of the voting shares of Defendant TRLEI.

17. Defendant TRLEI is a Philippines corporation with a principal place of business at the premises of Okada Manila in Parañaque City, Metro Manila, Philippines. TRLEI is the holder of the Provisional License and the operator of Okada Manila.

18. Defendant UERI is a Philippines corporation with a principal place of business in Parañaque City, Metro Manila, Philippines. UERI is a party to the Merger Agreement under its prior name, Okada Manila International, Inc., which it changed on December 8, 2021. UERI was formed to pursue Okada Manila’s online gaming activities and has been designated under the required Restructuring as the new holding company for Okada Manila.

19. Defendant Project Tiger is a Delaware corporation formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement and has not carried on any activity other than those in connection with such transactions. Project Tiger is a direct wholly-owned subsidiary of Defendant UERI.

JURISDICTION

20. This Court has subject matter jurisdiction under 10 Del. C. § 341, 8 Del. C. § 111(a), and 6 Del. C. § 2708.

21. Personal jurisdiction is appropriate over the UEC Parties because each entity consented “to the exclusive jurisdiction of the Chancery Court of the State of Delaware . . . in any action or proceeding arising out of or relating to this Agreement” under Section 9.13 of the Merger Agreement. Personal jurisdiction is also appropriate over the UEC Parties because they have conducted business in the United States by virtue of the Merger Agreement.

FACTUAL BACKGROUND

The Parties Execute the Merger Agreement

22. On October 15, 2021, 26 Capital and the UEC Parties executed an Agreement and Plan of Merger and Share Acquisition to facilitate 26 Capital’s investment of up to $275 million in Okada Manila and Okada Manila becoming a publicly-traded company listed on Nasdaq. Okada Manila is a massive, multi-billion dollar complex occupying over 108 acres of the Entertainment City gaming strip in Parañaque City, Philippines. Okada Manila serves as one of Asia’s premier integrated resorts, and attracts guest from across East and Southeast Asia. Given its proximity to mainland China and continued travel restrictions to Macau, the location of its biggest competitors, Okada Manila is not only enjoying even greater success than when the Merger Agreement was first signed, it is poised for even more success given its expansion capabilities.

23. Under the Merger Agreement, 26 Capital acquires newly-issued common shares of UERI through 26 Capital’s merger with Project Tiger, an entity formed for the express purposes of facilitating the Merger Agreement. Through the Merger Agreement, Project Tiger would merge with and into 26 Capital such that 26 Capital would acquire the right to subscribe, on behalf of its shareholders, for common shares of UERI, which wholly owns Project Tiger. As a result of the proposed merger, 26 Capital would become a wholly-owned subsidiary of UERI, with shareholders of 26 Capital who elect to participate in the transaction becoming shareholders of UERI.

24. To facilitate UERI’s ownership of Okada Manila as its holding company, the UEC Parties are required under the Merger Agreement to effect a reorganization (the “Reorganization”) whereby TRLEI, a consolidated subsidiary of TRA and beneficial owner of 100% of the issued and outstanding shares in UERI, must sell to TRA UERI’s issued and outstanding shares pursuant to a deed of absolute sale of shares. TRA would thereafter subscribe for additional shares in UERI and contribute 100% of the issued and outstanding shares beneficially owned by TRA in TRLEI, including certain receivables due from TRLEI, as additional paid in capital in UERI, pursuant to subscription and contribution agreements. As an ultimate result of the Reorganization, UERI would become a direct wholly-owned subsidiary of TRA, and TRLEI would become a direct wholly-owned subsidiary of UERI. A visual representation of the Reorganization is as follows:

Figure 1 – Pre-Reorganization Structure

Figure 2 – Post-Reorganization Structure

25. The parties have amended the Merger Agreement four times, though not to any material effect on the design of the Merger nor the Reorganization. The parties first amended the Merger Agreement on February 15, 2022 to allow for the issuance of common shares of UERI rather than American Depository Shares. The parties next amended the Merger Agreement on March 30, 2022 to modify provisions regarding undeveloped land surrounding the property. The parties amended the Merger Agreement again on June 29, 2022 by a letter agreement in which each of TRA and 26 Capital waived their right to terminate the Merger Agreement in certain circumstances until October 1, 2022.

26. As the October 1, 2022 termination date approached, following a marathon meeting in Japan, during which time representatives from TRLEI were not present, the parties agreed to amend and did amend the Merger Agreement. Specifically, on September 29, 2022 the parties signed a letter agreement in which each of TRA and 26 Capital again waived their right to terminate the Merger Agreement in certain circumstances until October 1, 2023. However, in negotiating this letter agreement, the parties extended the termination date for a one year period—not to delay the consummation of the transaction or otherwise supplant the obligation to use reasonable best efforts to close the Transactions as promptly as practicable, but instead to avoid having to execute successive letter agreements and allow the parties to actually focus on closing the Transactions. The parties’ September 29, 2022 letter agreement also contained TRLEI’s consent to 26 Capital selling stock and/or incurring indebtedness up to $5,000,000. These waivers expressly do not constitute a waiver of compliance with respect to any other terms, provisions, or conditions of the Merger Agreement, which all remain in full force and effect.

The Merger Agreement Includes Covenants by the UEC Parties to Use Reasonable Best Efforts to Consummate the Merger Agreement and to Continue to Operate the Business In an Unchanged Fashion

27. The Merger Agreement includes covenants regarding the conduct of each party to the Merger Agreement’s efforts to consummate the Merger Agreement.

28. Pursuant to Section 6.4 of the Merger Agreement, until the consummation of the Transactions, 26 Capital and the UEC Parties are required to “use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective as promptly as practicable the Transactions .. . . .”2 (Emphasis added.) The parties designed Section 6.4 to give security that all parties would carry out the Merger Agreement as intended and explicitly agreed. “Reasonable best efforts,” under governing Delaware Law, requires each party to take all reasonable steps within its power to fulfill its obligations and consummate the transaction.

29. Section 6.4 thus prevents any party from frustrating or otherwise delaying any terms of the Merger Agreement. The parties must proceed quickly and decisively towards the Merger. 26 Capital placed great weight on this provision. 26 Capital, like all special purpose acquisition companies, expired on a certain date—at the time of the last letter agreement, January 20, 2023, a little more than a year after the signing of the Merger Agreement. Given this time sensitivity, 26 Capital viewed expeditious execution of the Merger as critical to the Merger Agreement.

30. Because of the UEC Parties’ failure to consummate the Merger in a timely fashion, on December 14, 2022, 26 Capital’s shareholders agreed to extend the SPAC until October 20, 2023. However, this extension led to both significant redemption and transaction costs. In connection with the shareholder vote, a total of 24,069,772 Class A shares out of 27,500,000 Class A shares were redeemed, leaving a total outstanding of 10,305,228 Class A and Class B shares. Further, as is typical for SPACs, 26 Capital maintains a trust account. As a result of the extension vote, the SPAC’s sponsor is required to put another $275,000 into the account from January 2023 until the Closing of the Merger or the dissolution of the SPAC. Given the fact that the Merger Agreement’s termination date is October 1, 2023 and the SPAC’s expiration date is October 20, 2023, it is vital that the Court set this matter for expedited relief and hold trial on the merits early this summer.

31. The Merger Agreement further included vital provisions regarding party access to information and the steps being taken to file required regulatory filings. Section 6.3 of the Merger Agreement requires each party, with reasonable advance notice and during normal business hours, to provide “reasonable access to all books and records of the Group Companies or [26 Capital], as applicable (in a manner so as to not interfere with the normal business operations of such Person).” Section 6.13 of the Merger Agreement requires 26 Capital and UERI to “use reasonable best efforts to prepare or cause to be prepared” several required regulatory filings, including a Form F-4.3 UERI is required to file this Form F-4 with the SEC in connection with its registration of shares.

[2]	“Transactions,” as defined in the Agreement, is a general term encompassing the consummation of the Agreement and the transactions contemplated under it.
[3]	Group Companies, as defined in the Agreement, means, collectively, UERI, Project Tiger, TRLEI, and each of their subsidiaries.

32. Finally, 26 Capital requested, and received, contractual assurances that the heart of its investment, Okada Manila and the holder of its provisional license, TRLEI, would continue to operate in a materially-similar fashion after execution of the Merger Agreement. Pursuant to Section 6.1 of the Merger Agreement, each of the UEC Parties, except as consented to in writing by 26 Capital, “shall . . . conduct its business in all material respects in the ordinary course of business, consistent with past practice but subject to COVID-19 Measures and (b) use commercially reasonable efforts to preserve (i) substantially intact the business organization of the Group Companies and (ii) in all material respects the present commercial relationships with key Persons with whom the Group Companies do business.”

33. This covenant, which 26 Capital similarly agreed to under Section 6.2, provided the parties with the reasonable expectation that the ordinary course of business would be maintained in order to effectuate the Merger Agreement. 26 Capital expected that the ordinary operation of Okada Manila would be preserved intact to safeguard the interests of 26 Capital’s shareholders in the transaction.

The UEC Parties Take Little Effort to Consummate the Merger

34. The parties entered into the Merger Agreement in October 2021. At first, the parties moved with proper haste as required under the Merger Agreement, filing an initial Form F-4 confidentially with the SEC by December 2021 with expected amendments to follow comments from the SEC and fiscal quarter updates. However, shortly after filing the initial Form F-4, the UEC Parties began dragging their feet on obtaining auditing work to update 2022 Q1 numbers to the filing. As the parties moved into May 2022, the UEC Parties had delayed providing their auditors with the proper financial statements to make these first quarter edits, and, further, began claiming that internal corporate officer changes had to be settled before the Form F-4 could be publicly filed.

35. By May 2022, though the parties were rapidly approaching the original July 1, 2022 Termination Date set forth in the Merger Agreement, the UEC Parties had not yet completed the minimal work left that needed to be done to consummate the Transactions. At this point, the parties had all the necessary regulatory approvals for the Reorganization and simply needed to amend the Form F-4 to move forward to Closing. Yet, because the UEC Parties had begun conducting themselves with an utter lack of speed and urgency for their contractual obligations under the Merger Agreement, 26 Capital began what had been and would continue to be a routine exercise in requesting detailed updates and timelines for consummating these simple remaining Transactions.

36. On May 25, 2022, counsel for 26 Capital sent a letter correspondence formally notifying the UEC Parties that their “inability and apparent unwillingness to cause the Form F-4 to become effective as promptly as practicable” as well as their unwillingness to share information regarding the Merger were material breaches of the Merger Agreement. (May 25, 2022 Letter, Ex. B.) 26 Capital’s May 25, 2022 letter further informed the UEC Parties that the “the Form F-4 should have been and was ready for filing before the market opened on Monday, May 23, 2022,” attributing all blame for the delays in filing “solely to the UEC Parties’ failure to act.” (Id.) Given the proximity to the July 1, 2022 Termination Date, 26 Capital requested clarity and a detailed plan from the UEC Parties that they were, in fact, moving toward consummation of the Transactions and also suggested that the parties agree to extend the Termination Date to October 1, 2022. (Id.)

37. As detailed below, and as would become a consistent theme, obligations notwithstanding, the UEC Parties responded by pivoting any delays to a Philippine Supreme Court April 27, 2022 Status Quo Ante Order instating back Mr. Kazuo Okada as chairman and CEO of TRLEI. Of course, the UEC Parties’ delays predated such order. Further, the UEC Parties’ obligations to use reasonable best efforts to cause the F-4 to become effective had not been altered by the Status Quo Ante Order.

The UEC Parties Allow Kazuo Okada to Violently Overtake the Okada Manila and Retain Illegal and Exclusive Control Over the Casino-Resort and TRLEI

38. Less than a week after 26 Capital sent its May 25, 2022 letter, the UEC Parties breached the Merger Agreement again by permitting Mr. Okada to take full control of the premises of the Okada Manila.

39. Mr. Okada is a Japanese billionaire and founder of Universal Entertainment Corporation (“UEC”), a parent company to the UEC Parties. Mr. Okada was also the founder of TRLEI, and held positions as a former nominal stockholder, director, chairman, and CEO of the company. He is a notorious figure in the gaming industry with a career marked by numerous fraud and embezzlement charges. The UEC Parties originally ousted Mr. Okada from his position on the board of TRLEI in June 2017 amid accusations from the then-board of TRLEI that he had embezzled over two billion yen of funds on numerous separate incidents. In August 2020, the Japanese Supreme Court issued a final decision affirming the removal of Mr. Okada from TRLEI. Mr. Okada also faced criminal fraud charges in the Philippines arising out of his embezzlement accusations. Mr. Okada’s accused fraudulent behavior cycled through the Philippines court system until the Court of Appeals of the Philippines dismissed his criminal fraud charges and quashed warrants for his arrest in December 2021.

40. Following the dismissal of his fraud charges, on April 27, 2022, the Supreme Court of the Philippines issued a status quo ante order (the “Status Quo Ante Order”), requiring that TRLEI temporarily reinstate Mr. Okada to his former status with the company prior to his ousting in June 2017. Immediately following his reinstatement, Mr. Okada began representing to the public that he is the sole authorized representative of TRLEI with full authority to manage TRLEI. Mr. Okada also unilaterally ousted the board of TRLEI, and appointed Mr. Dindo Espelata, a building contractor, and Mr. Antonio Cojuangco, a former TRLEI director, as the Vice Chairman and President of Okada Manila, respectively.

41. At the behest of Mr. Okada, certain individuals and approximately 50 local city police officers and private guards entered and occupied the Okada Manila premises. These individuals forcibly removed several TRLEI officers and employees from the premises, including its director, Hajime Tokuda.

42. Mr. Okada thereafter immediately asserted that he had exclusive control of the board of TRLEI and the premises of Okada Manila in an effort to prevent the UEC Parties from having any oversight or information regarding the property.

43. After allowing this improper takeover, the UEC Parties had a wholly inadequate response. During that time, the UEC Parties allowed Mr. Okada to regain control in direct contravention of their covenants within the Merger Agreement and took little and inadequate action to remove him for an extended period of time. At the same time, 26 Capital repeatedly requested information from the UEC Parties to understand what actions they were undertaking to wrest control of the casino back from Mr. Okada. (See July 26, 2022 Letter, Ex. C.) The UEC Parties stonewalled 26 Capital.

44. These actions—or lack of action—clearly violated Section 6.1 of the Merger Agreement. The Merger Agreement requires the UEC Parties to “conduct [their] business in all material respects in the ordinary course of business” and to preserve “substantially intact the business organization of the Group Companies.” In express violation of these covenants, the UEC Parties allowed the reinstatement of Mr. Okada to his former status with TRLEI and used such reinstatement to forestall the consummation of the Merger Agreement and the normal operation of Okada Manila, while making only minimal effort to counteract Mr. Okada’s improper actions and move toward the agreed Closing. Instead of working to retain control of Okada Manila and the board of TRLEI, the UEC Parties passively relied on the Philippines legal system, of which they fully admitted they were not bound, to address Mr. Okada’s illegal and forceful actions, and purposefully kept 26 Capital in the dark.

45. Mr. Okada’s continued, and unobstructed, control created damaging and irreversible impacts on 26 Capital’s investment in Okada Manila. Banks froze multiple accounts held by Okada Manila as a result of Mr. Okada’s refusal to sign agreements bearing the signature of the casino-resort’s former director, Mr. Tokuda. Per public accusations from the UEC Parties, Mr. Okada’s representatives also dispersed money directly from the casino cage at Okada Manila in response to these frozen bank accounts. The UEC Parties also accused representatives of Mr. Okada with shredding Okada Manila records and removing boxes of documents from the property.

46. During Mr. Okada’s improper control of the casino-resort, the UEC Parties failed to use reasonable best efforts (or any efforts) to preserve substantially intact the business organization of Okada Manila. For example, upon information and belief, the UEC Parties also allowed Mr. Okada to abscond with more than $10,000,000 in further violation of Section 6.1.

47. The UEC Parties also claimed during Mr. Okada’s occupation that they were unable to provide their auditors with the information needed to file amended forms with the SEC. They made this improper claim despite the fact that the UEC Parties’ own Philippines counsel had advised them that they had the right to request such information as shareholders of TRLEI. Indeed, upon information and belief, the UEC Parties never even attempted to convene a meeting with Mr. Okada while he asserted control of Okada Manila to get the information the UEC Parties were obligated to provide. The failure to obtain and provide (or even request) the needed financial information breached Section 6.13 of the Merger Agreement.

48. Nonetheless, the UEC Parties still represented to 26 Capital throughout Mr. Okada’s control that the UEC Parties were still committed to proceeding to Closing. However, the UEC Parties failed to provide 26 Capital with any insight into their actual plan to do so prior to the amended October 1, 2022 Termination Date. Faced with a lack of clarity, counsel for 26 Capital sent the UEC Parties a demand on July 26, 2022 to undertake reasonable best efforts to oust Mr. Okada, to engage auditors and provide them with critical information required to complete the amendment to the Form F-4, and to otherwise prepare for Closing. (July 26, 2022 Letter, Ex. C.) 26 Capital reiterated its commitment “to working collaboratively to consummate the Transactions” and requested the parties have an immediate and, thereafter regular, calls to “discuss what the UEC Parties have done to effectuate closing, as well as what they intend to do.” (Id.)

49. The UEC Parties did not respond to this request. Moreover, they did not take any steps detailed in the letter to prepare for a Closing.

The UEC Parties Finally Regain Control of Okada Manila and TRLEI but Fail to Move Forward on the Needed Audit and Regulatory Filings

50. On September 2, 2022, three months after Mr. Okada had taken control of the floor of the casino, members of the Philippine National Police and a group of approximately 50 individuals representing the former TRLEI board regained physical control of the Okada Manila premises. Per public allegations from the UEC Parties, representatives of Mr. Okada allegedly shredded records and removed boxes of documents from Okada Manila prior to being physically removed from the premises.

51. On September 16, 2022 counsel for 26 Capital sent a third letter to the UEC Parties requesting a detailed plan and confirmation that the UEC Parties were in fact still on track to comply with their contractual obligations prior to the upcoming October 1, 2022 Termination Date. (September 16, 2022 Letter, Ex. D.) The September 16, 2022 letter also yet again requested clarity on the UEC Parties’ plan to consummate and a “detailed plan of the next steps” the UEC Parties planned to take to reach Closing. (Id.) At that time, the principal hurdles to consummation were simple: (1) completing an updated financial audit and (2) filing a post-effective amendment to the Form F-4.

52. On September 20, 2022, counsel for UEC and the UEC Parties responded in writing. (September 20, 2022 Letter, Ex. E.) Again, counsel did not explain how the UEC Parties intended to consummate the Transactions. Instead, counsel confirmed that the UEC Parties had not, in fact, obtained the necessary auditing work required to update financial statements for the amended registration statement. Moreover, the UEC Parties admitted they were aware since August 2022 that they would not be able to obtain the necessary auditing work. Yet the UEC Parties had not disclosed this information despite entreaties from 26 Capital. In line with their projected failure to cause an amended Form F-4 to become effective, the UEC Parties informed 26 Capital that they now viewed Closing as impossible.

53. Further, TRA threatened to exercise its alleged right under Section 8.1(d) to terminate the Merger Agreement, claiming (wrongly) that it was not primarily at fault for the failure to consummate the Transactions prior to the Termination Date. Pursuant to Section 8.1(d) of the Merger Agreement, the Merger Agreement may be terminated “by either TRA or [26 Capital], if the Transactions shall not have been consummated by [October 1, 2022]; provided that a Party shall not have the right to terminate this Merger Agreement pursuant to this Section 8.1(d) if the failure to consummate the Transactions by such date is primarily the result of a breach by such Party or its Affiliates of it[s] representations, warranties, obligations, or covenants under the Agreement.”

54. Notwithstanding TRA’s wrongful termination threats, 26 Capital and the UEC Parties continued to coordinate on an extension of the Termination Date subsequent to the parties’ September 20, 2022 correspondence. Pursuant to a September 29, 2022 Letter Agreement entered into between the parties, the Termination Date under the Merger Agreement was, and is currently, extended to October 1, 2023. However, the extended Termination Date did not obviate the UEC Parties of their pre-existing contractual obligations to use reasonable best efforts to prepare for Closing as promptly as practicable. And 26 Capital and the UEC Parties who were present at the meeting when the extension was negotiated agreed that they would close as promptly as practicable; the October 1, 2023 date was simply to avoid having to bump up against a deadline and then have to renegotiate another extension.

The UEC Parties Have Yet to Obtain Necessary Auditing Work and Cause an Amended Form F-4 to Become Effective

55. Over the subsequent five months, the UEC Parties have made little progress on the two remaining tasks that may easily be completed.

56. First, the UEC Parties have not obtained the necessary auditing work required from TRLEI’s auditors. Despite repeated entreaties from 26 Capital dating back to May 2022, the UEC Parties did not timely engage any auditors to conduct the necessary auditing work under the Merger Agreement. Moreover, the UEC Parties’ delay in engaging TRLEI’s former proposed local Philippine auditor, R.G. Manabat & Co. (KPMG), required the UEC Parties to seek a replacement auditor, further delaying any ability to even start the auditing process.

57. Upon information and belief, the UEC Parties have not provided TRLEI’s PCAOB-registered auditor, UHY LLP (“UHY”), with the necessary accounting information required for UHY to complete its auditing work of TRLEI and Okada Manila. Further, upon information and belief, the UEC Parties have not yet instructed their newly-engaged local Philippine auditor to begin preparing the required financial statements for Closing—nearly 16 months after agreeing to the Merger Agreement. Rather, the UEC Parties have refused to even assist with amending the Form F-4 and respond to UHY’s simple requests for any outstanding items. Instead, it seems that TRLEI has launched some sort of investigation relating to UHY and is refusing to provide it with any information whatsoever. Consequently, to date, the UEC Parties have failed to cause an amended Form F-4 to become effective such that the parties can timely proceed to Closing. 26 Capital has repeatedly requested, yet failed, to obtain detailed insight from the UEC Parties regarding their efforts to obtain auditing work and, relatedly, to present a plan to finalize a closing timeline. These failures to use little, if any, reasonable efforts to obtain auditing work and cause the amended Form F-4 to be filed have prevented the parties from consummating the very few remaining Transactions required for Closing.

58. In recent months, the UEC Parties have refused to act despite direct acknowledgment from both the UEC Parties and UHY that there in fact remains very little to be done to cause the amended Form F-4 to be filed. The UEC Parties have instead manufactured an ongoing series of excuses to avoid their contractual responsibilities, claiming that they have been required to focus on completing UEC’s year-end accounting to maintain its Japanese listing and, generally, asserting that they are unable to act because of lingering legal uncertainty surrounding the Status Quo Ante Order.

59. And now, on January 31, 2023, the UEC Parties have aggressively signaled their intent to terminate their engagement with UHY for its provision of financial information to Calabrese Consulting LLC (“Calabrese”), a consultant retained by 26 Capital to produce financial statements required for UERI. Of course, the UEC Parties have been aware of Calabrese’s involvement for months and the fact that 26 Capital authorized Calabrese’s services following claims of internal resource constraints by the UEC Parties. Further, the UEC Parties are also undoubtedly aware that Calabrese, working on behalf of 26 Capital, is bound by contractual obligations under the Merger Agreement to keep all information provided confidential as an authorized consultant. The January 31, 2023 correspondence provides a concrete threat that the UEC Parties will terminate their engagement with UHY and immeasurably delay consummation of the Transactions. (January 31, 2023 Letter, Ex. F.)

60. These threats and excuses are in clear breach of their obligations to use reasonable best efforts under the Merger Agreement. The UEC Parties are obligated contractually to provide all requisite financial materials and assist UHY with performing the necessary auditing work. Any additional concerns for UEC’s, or any UEC Parties’, end of year financial statements does not obviate these obligations. Nor do any concerns regarding the Status Quo Ante Order allow a general delay in action under the Merger Agreement or, logically, following their restored and continuing control of Okada Manila and TRLEI.

61. Further, the UEC Parties’ current refusal to provide a clear and expedient timeline to move forward with Closing and their thinly-veiled threats to terminate their engagement with UHY are clear breaches of the Merger Agreement. As has been demonstrated over the past 16 months, the UEC Parties have stalled and delayed as best they can to avoid Closing. Any further leniency will invariably create an endless loop of excuses preventing the parties from timely consummating the Transactions. 26 Capital unfortunately cannot continue to rely on the promises of their counterparties.

62. As of the filing of this Verified Complaint, UHY has already ceased working on the amended Form F-4, and has indicated it is imminently close to terminating its engagement agreement altogether. Now, with a looming threat of imminent termination of their engagement with UHY, the Merger Agreement is in dire jeopardy of being delayed far past any of the parties’ original expectations. As has been detailed throughout this Complaint, had the UEC Parties taken these necessary steps at any point during Mr. Okada’s control of Okada Manila and/or at any time thereafter, the Merger Agreement could have closed well before the end of 2022. Any further delays are inexcusable.

The UEC Parties Have Breached, and Remain in Breach, of the Merger Agreement

63. All of these facts paint a clear picture of the UEC Parties’ repeated and intentional breaches of the Merger Agreement—an effort to forestall and terminate the Merger Agreement.

64. The UEC Parties have been in continuous breach of their obligations under Section 6.4 of the Merger Agreement to undertake reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective as promptly as practicable the Transactions. At every possible opportunity to do so, the UEC Parties have failed to undertake all (or any) reasonable efforts to consummate the Transactions in a timely fashion prior to Closing—much less reasonable best efforts to close as promptly as practicable.

65. Examples include: The UEC Parties’ failure to complete the Reorganization; failure to take all appropriate and reasonable steps to timely regain control of the premises of Okada Manila and obtain access to information; failure to keep 26 Capital apprised of their efforts to regain control of Okada Manila and TRLEI; failure to procure missing financial information necessary to complete due filings to regulatory authorities while Mr. Okada retained control of Okada Manila and TRLEI; and failure throughout the Merger Agreement and up until now to timely obtain the necessary auditing work required to cause an amended Form F-4 to become effective. Underscoring each of these breaches is the UEC Parties’ consistent failure to disclose any of the aforementioned obstacles to 26 Capital, in further breach of Section 6.4 of the Merger Agreement or clarify a plan to resolve these shortcomings.

66. The UEC Parties have also breached their obligations under Section 6.1 of the Merger Agreement to conduct the business of Okada Manila in the ordinary course of business and to preserve substantially intact the business organization of TRLEI. Mr. Okada’s business practices completely excised the UEC Parties of any oversight or control of Okada Manila, and entirely altered its ordinary day-to-day operations. Mr. Okada claimed to largely replace the former board of TRLEI, claimed full authority over their actions and the operation of Okada Manila, took funds directly from the cages of Okada Manila, blocked access to financial information (which the UEC Parties could nevertheless legally have obtained), and shredded and removed Okada Manila records.

67. Finally, the UEC Parties have been in continuous breach of their obligations under Sections 6.3 and 6.13 of the Merger Agreement. The UEC Parties have not provided 26 Capital with critical information required for closing, including financial information required for the submission of updated filings with the SEC. Further, the UEC parties have also failed to use reasonable best efforts to prepare or cause to be prepared SEC filings required for completion of the Merger Agreement, including the amended Form F-4 UERI is to file with the SEC in connection with its registration of shares.

68. Instead, at all times, the UEC parties and their representatives have forestalled, delayed and dragged their feet—always noting pressing business that made completion of the merger inconvenient. But as noted, that is not consistent with UEC Parties’ express contractual obligations to use all reasonable best efforts to consummate the merger in a timely fashion. As detailed herein, the UEC Parties have failed completely to fulfill these obligations.

26 Capital has a Right to Specific Performance under the Merger Agreement

69. Even as the UEC Parties have failed to comply with their obligations, 26 Capital is in full compliance and remains committed to consummating the Merger Agreement.

70. Under Section 9.14 of the Merger Agreement, 26 Capital and UEC Parties have each and all consented to the availability of specific performance as a remedy in the event of breaches of the Merger Agreement. Section 9.14 provides, in material part:

The Parties agree that irreparable harm for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not fully and timely perform their respective obligations under or in connection with this Agreement in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that, prior to the valid termination of this Agreement pursuant to Section 8.1, the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case without proof of damages and without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity. (emphasis added).

71. As detailed above, the UEC Parties have repeatedly breached the Merger Agreement through their consistent failures to use reasonable best efforts to consummate the Transactions, to maintain control of Okada Manila and TRLEI, to disclose any obstacles to Closing to the UEC Parties, including TRLEI’s failure to obtain auditing work, and to effectuate a filing of an amended Form F-4 as required for Closing.

26 Capital Faces Irreparable Harm Absent Action by the UEC Parties

72. 26 Capital entered into the Merger Agreement during a period of time when the casino and resort industry was still recovering from the impact of COVID-19. 26 Capital identified Okada Manila as a significant investment opportunity for its shareholders that was positioned well for a post-COVID recovery. Moreover, Okada Manila represented an opportunity to obtain a significant return on investment for 26 Capital stockholders in a highly desirable regional market, as the casino-resort had been sharply increasing its international visitors prior to the COVID-19 pandemic. The transaction thus presented potential significant long-term value for 26 Capital’s stockholders at a precise time in Okada Manila’s history, which has proven correct.

73. 26 Capital also relied on the decades of collective experience of the UEC Parties in the gaming industry and their organizational expertise in operating Okada Manila. When 26 Capital contracted with the UEC Parties, it reasonably, and rightfully, assumed that it would receive the benefit of their experience in maintaining Okada Manila as a profitable venture with long-term viability. The covenants agreed to by TRLEI and the UEC Parties reinforced 26 Capital’s belief that, the affairs of Okada Manila would continue in the ordinary course of business and 26 Capital’s investment would return significant value.

74. 26 Capital’s lost investment value has been compounded by Okada Manila’s post-COVID-19 recovery, which has been nothing short of remarkable. Okada Manila has reported a 141% year-on-year increase in their gross gaming revenues, with increased rates of revenue growth quarter after quarter.4 Moreover, Okada Manila has seen a 355% year-on-year increase in foot traffic from January 2022 through October 2022.5 There are also no signs that Okada Manila’s growth will slow down, especially in light of ongoing COVID-19 travel and entertainment restrictions to major regional competitors in Macau.

75. Accordingly, 26 Capital has already suffered significant lost value by virtue of the UEC Parties’ unreasonable delays to proceed to Closing. Further, should the Merger Agreement fail to reach Closing, 26 Capital would be immeasurably and irreparably harmed by the loss of its investment opportunity.6 Only specific performance will cause the UEC Parties to comply with their contractual obligations to consummate the Transactions.

[4]	See Ben Blaschke, Okada Manila revenues, profits soar in 3Q22 on strong mass market recovery, Inside Asian Gaming, Dec. 4, 2022, available at https://www.asgam.com/index.php/2022/12/04/okada-manila-revenues-profits-soar-in-3q22-on-strong-mass-market-recovery/.

[5]	See Okada Manila saw 355% increase in foot traffic through September, says Yip, Inside Asian Gaming, Oct. 7, 2022, available at https://www.asgam.com/index.php/2022/10/07/okada-manila-saw-355-increase-in-foot-traffic-through-september-says-yip/.

[6]	Further, as noted earlier, 26 Capital continues to pay $275,000 monthly to maintain its trust account. This ongoing cost is in addition to the significant percentage of redemptions of Class A shares following 26 Capital’s December 14, 2022 SPAC extension shareholder vote made necessary by the UEC Parties’ delays.

COUNT I

(Breach of Contract - Specific Performance)

76. 26 Capital repeats and re-allege the allegations of Paragraphs 1 through 72 as if fully set forth herein.

77. TRA, TRLEI, UERI, and Project Tiger are parties to the Merger Agreement.

78. Plaintiff 26 Capital has performed and stands ready to perform its obligations under the Merger Agreement.

79. The UEC Parties are contractually obligated, pursuant to Section 6.4 of the Merger Agreement, to undertake reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective as promptly as practicable the Transactions.

80. The UEC Parties have breached Section 6.4 by failing to take reasonable best efforts to complete the Transactions as promptly as practicable, without limitation:

a.	To complete the Reorganization;
b.	To take all appropriate steps to regain control of the premises of Okada Manila from Mr. Okada;
c.	To obtain access to information Mr. Okada had illegally blocked;
d.	To keep 26 Capital apprised of their efforts to regain control of Okada Manila and TRLEI;
e.	To procure missing financial information necessary to complete due filings to regulatory authorities while Mr. Okada retained control of Okada Manila and TRLEI;
f.	To timely engage their auditors;
g.	To provide their auditors with any and all financial documentation required to complete the necessary auditing work;
h.	To obtain the necessary auditing work required to cause an amended Form F-4 to become effective; and

i.	To provide 26 Capital with a detailed plan for consummating the Transactions.

81. The UEC Parties are contractually obligated, pursuant to Section 6.1 of the Merger Agreement, to conduct the business of Okada Manila in the ordinary course of business and to preserve substantially intact the business organization of TRLEI. By having allowed Mr. Okada to forcefully overtake the premises of Okada Manila and retain continuous control of the casino-resort, the UEC Parties materially breached the Merger Agreement. The UEC Parties further breached Section 6.1 by allowing Mr. Okada to prevent the UEC Parties from any input or oversight over Okada Manila and block the UEC Parties from accessing critical internal information concerning the operation of Okada Manila.

82. The UEC Parties are contractually obligated, pursuant to Section 6.3 of the Merger Agreement, to provide 26 Capital with critical information required for closing, including financial information required for the submission of updated filings with the United States Securities & Exchange Commission.

83. By failing to provide 26 Capital with information regarding the financial information of Okada Manila during the control of Mr. Okada, the UEC Parties materially breached the Merger Agreement.

84. UERI also is required under Section 6.13 to use reasonable best efforts to prepare or cause to be prepared SEC filings required for completion of the Merger Agreement, including the amended Form F-4 UERI is to file with the SEC in connection with its registration of shares. As described herein, UERI has not used its reasonable best efforts to prepare or cause to be prepared SEC filings required for completion of the Merger Agreement.

85. 26 Capital has suffered irreparable harm for which there is no adequate remedy at law and will continue to suffer irreparable harm for which 26 Capital has no adequate remedy at law.

86. By reason of the foregoing, 26 Capital is entitled to a decree of specific performance requiring the UEC Parties to specifically perform the Merger Agreement, including without limitation to comply with Section 6.1, Section 6.3, and Section 6.4 of the Merger Agreement, and to require UERI to comply with Section 6.13 of the Merger Agreement.

87. Among other actions to be proven at trial on the merits, 26 Capital respectfully requests the Court order the UEC Parties to undertake the following actions:

a.	Complete the Reorganization;
b.	Complete the preparation of UERI to operate as a standalone Nasdaq-listed company, including without limitation adopting governance policies, obtaining insurance, and the like;
c.	Finalize the Nasdaq listing;

d.	Provide their auditors with the necessary information to finalize a proxy statement with a final Form F-4 and otherwise coordinate with them to cause the Form F-4 to be filed;
e.	Assist 26 Capital in conducting its shareholder meeting;
f.	Participate in exchange mechanics, including without limitation selecting an exchange agent, participate in the drafting and approval of a letter of transmittal, and participate in the redemption process and subscription process (which is a Philippines requirement); and
g.	Participate in and attend Closing.

COUNT II

(DECLARATORY JUDGMENT)

88. 26 Capital repeats and re-allege the allegations of Paragraphs 1 through 84 as if fully set forth herein.

89. The Merger Agreement is a valid and enforceable contract.

90. TRA, TRLEI, UERI, and Project Tiger are parties to the Merger Agreement.

91. 26 Capital has satisfied all conditions precedent in the Merger Agreement and any other relevant contractual agreements or will be capable of satisfying any remaining closing conditions at or prior to closing of the Merger.

92. The UEC Parties are contractually obligated, pursuant to Section 6.4 of the Merger Agreement, to undertake reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective as promptly as practicable the Transactions.

93. The UEC Parties have breached Section 6.4 by failing to take reasonable best efforts, without limitation:

a.	To complete the Reorganization;
b.	To take all appropriate steps to regain control of the premises of Okada Manila from Mr. Okada;
c.	To obtain access to information Mr. Okada had illegally blocked;
d.	To keep 26 Capital apprised of their efforts to regain control of Okada Manila and TRLEI;
e.	To procure missing financial information necessary to complete due filings to regulatory authorities while Mr. Okada retained control of Okada Manila and TRLEI;
f.	To timely engage their auditors;
g.	To provide their auditors with any and all financial documentation required to complete the necessary auditing work;
h.	To obtain the necessary auditing work required to cause an amended Form F-4 to become effective; and

i.	To provide 26 Capital with a detailed plan for consummating the Transactions.

94. The UEC Parties are contractually obligated, pursuant to Section 6.1 of the Merger Agreement, to conduct the business of Okada Manila in the ordinary course of business and to preserve substantially intact the business organization of TRLEI. By having allowed Mr. Okada to forcefully overtake the premises of Okada Manila and retain continuous control of the casino-resort, the UEC Parties materially breached the Merger Agreement. The UEC Parties further breached Section 6.1 by allowing Mr. Okada to prevent the UEC Parties from any input or oversight over Okada Manila and block the UEC Parties from accessing critical internal information concerning the operation of Okada Manila.

95. The UEC Parties are contractually obligated, pursuant to Section 6.3 of the Merger Agreement, to provide 26 Capital with critical information required for closing, including financial information required for the submission of updated filings with the United States Securities & Exchange Commission.

96. By failing to provide 26 Capital with information regarding the financial information of Okada Manila during the control of Mr. Okada, the UEC Parties materially breached the Merger Agreement.

97. UERI also is required under Section 6.13 to use reasonable best efforts to prepare or cause to be prepared SEC filings required for completion of the Merger Agreement, including the amended Form F-4 UERI is to file with the SEC in connection with its registration of shares. As described herein, UERI has not used its reasonable best efforts to prepare or cause to be prepared SEC filings required for completion of the Merger Agreement.

98. A real and adverse controversy exists between the parties that is ripe for adjudication, including whether the UEC Parties are in breach of the Merger Agreement by, among other reasons, failing to use reasonable best efforts to consummate the Merger.

99. Although 26 Capital is entitled to a declaration that the UEC Parties’ failure to employ reasonable best efforts to consummate the Merger is a violation of the Merger Agreement and that the UEC Parties have knowingly and willfully breached the Merger Agreement.

100. 26 Capital is also entitled to a declaration that the UEC Parties have breached Section 6.4 and Section 6.13 of the Merger Agreement by reason of their failure to timely obtain necessary auditing work and to prepare or cause to be prepared SEC filings required for completion of the Merger Agreement. 26 Capital also seeks a declaratory judgment that the UEC Parties have breached Section 6.1 of the Merger Agreement by failing to maintain the ordinary course of business of Okada Manila and to keep substantially intact the business organization of TRLEI. Finally, 26 Capital seeks a declaratory judgment that the UEC Parties have breached Section 6.1 of the Merger Agreement by failing to provide 26 Capital with financial information of Okada Manila during the control of Mr. Okada.

Prayer for Relief

Wherefore, Plaintiff respectfully requests that this Court grant the following relief:

A. Judgment in favor of 26 Capital on all claims asserted against Defendants;

B. Enter an order of specific performance requiring the UEC Parties to specifically perform the Merger Agreement, including without limitation, complying with the provisions of Section 6.1, Section 6.3, and Section 6.4 of the Merger Agreement and requiring UERI to comply with Section 6.13 of the Merger Agreement;

C. Enter an order declaring that the UEC Parties have breached Section 6.1, Section 6.3, Section 6.4, and Section 6.4 of the Merger Agreement;

D. Award Plaintiff reasonable costs and attorneys’ fees in connection with this dispute and Plaintiff’s enforcement of its rights in accordance with Section 9.14 of the Merger Agreement; and

E. Grant Plaintiff such other and further relief as the Court deems just and proper.

Dated: February 2, 2023

Of Counsel:	/s/ Brett M. McCartney
Gayle R. Klein	Brett M. McCartney (#5208)
Elizabeth A. Powers (#5522)
Douglas S. Mintz	Sarah T. Andrade (#6157)
Elizabeth V. Curran	Bayard, P.A.
Laurent M. Abergel	600 N. King Street, Suite 400
SCHULTE ROTH & ZABEL LLP	Wilmington, Delaware 19801
919 Third Avenue	(302) 655-5000
New York, New York 10022
(212) 756-2000	Attorneys for Plaintiff